Exhibit 99.1

CODE OF ETHICS

Updated

December 2018

The Code of Ethics of TFI International Inc. and its subsidiaries (“TFI”) is the responsibility of its Corporate Governance and Nominating Committee (the “Committee”).

1. Compliance with Laws and Regulations

TFI’s operations are subject to very complex and changing laws and regulations, and its employees must comply with all laws and regulations governing its business. The law takes precedence in cases where there may be a conflict between the law and traditional practices. Each employee is responsible to stay reasonably informed of the laws and regulations applicable to his functions within TFI. When in doubt, the employee must refer the matter to the Legal Department.

In some instances, TFI may be subject to government investigations. While TFI fully cooperates with such investigations, no employee should respond to any governmental authority until he has had an opportunity to consult with the Legal Department. This department must be contacted immediately in such situations.

Two areas are particularly important to TFI:

a) Unfair Trade Practices - Compliance with Competition and Anti- Trust Laws

TFI and its employees must avoid doing anything that might be considered an unfair trade practice. Examples of unfair trade practices could include activities that unduly lessen competition, such as price fixing, as well as false or misleading advertising, or misleading or deceptive representations.

A breach of anti-trust statutes and regulations by an employee can cause considerable damage to TFI and result in legal action being brought against the employee.

TFI’s business must be conducted in accordance with these principles and anti-trust regulations. Information on the laws and regulations relating to trade practices may be obtained from the Legal Department.

b) Disclosure of Information and Dealing in TFI Securities

Securities and stock exchange laws are extremely strict regarding the use and disclosure of information that could have a significant impact on the value of TFI shares and other market securities. For this reason, the President and the Chief Financial Officer of TFI International Inc. or a person designated by the President, are the only official spokespersons of TFI.

Employees may not give their personal opinion or disclose confidential information to members of the press on TFI’s affairs. The latter must be referred to the President or the Chief Financial Officer of TFI International Inc. or a person designated by the President.

No material non-public information related to TFI’s business may be communicated until public disclosure has been made to the general public, except to those who need to know this information in the normal course of business and under an obligation of confidentiality. For more information on the above, please consult TFI’s Disclosure Policy.

Employees and their relatives who live in the same house (if the employee has a trading powers over such relative’s account) are prohibited from purchasing and selling TFI shares or securities convertible into TFI shares when they are in possession of material non-public information concerning the business and affairs of TFI, and they are similarly prohibited from informing others about such information.

2. Confidential and Proprietary Information

Confidential and proprietary information related to TFI business is a very important asset of TFI and must be treated accordingly. Current or former employees of TFI shall not disclose such information without authorization from TFI.

"Confidential Information" includes, without limitation, all information that TFI considers to be of a secret or confidential nature, such as documents or data regarding strategic, business, production, financial or scientific matters. "Proprietary Information" may include, without limitation, patents, trademarks, copyrights and know-how.

Employees leaving TFI must return all objects, documents or data belonging to TFI such as computer hardware and software, databases, cellular telephones, credit cards, books, manuals, etc.

3. Competitors' Information

From time to time, TFI gathers information about the markets in which it does business, including information about competitors and their products and services. TFI is committed to gathering this information honestly and ethically; no Employee should use improper means to obtain competitors' confidential or proprietary information or their trade secrets.

It is entirely proper to gather competitive information through surveys, market studies, competitive analyses and benchmarking, as well as from published articles, advertisements, publicly-distributed brochures, surveys by consultants, and conversations with customers.

To avoid the appearance of improper conduct in the gathering of competitive information, no employee should:

•	seek or receive such information directly from TFI competitors.
•	misrepresent one's identity in attempting to collect such information.
•

attempt to acquire a competitor's trade secrets or other proprietary or confidential business information through unlawful or unethical means, such as theft, spying, burglary, wire-tapping, deceptive relationships with competitor's suppliers, seeking disclosures by a competitor's present or former employee, or breach of a competitor's non-disclosure agreement by a customer or other party.

4. Conflict of Interest

Conflicts of interest occur when personal activities and financial affairs conflict or appear to conflict with an employee's responsibility to act in the best interests of TFI. Decisions made by employees within the scope of their functions must not be influenced by any personal interest that is or appears to be incompatible with that of TFI.

The following guidelines should assist you in adhering to the policy:

a)	Personal activities must not conflict with an employee's duties to TFI.
b)

No employee should participate in a personal, business or investment activity outside TFI that may appear to create an excessive demand upon his time and attention, or create a conflict of interest that would interfere with the independent exercise of his judgment in TFI’s best interest.

c)	An employee should refrain from creating obligations for TFI on subjects that are not within the scope of his functions.

An employee who may have a conflicting or potentially conflicting interest between his personal, business or other outside activities and any business interest of TFI or any transaction that he knows is under consideration by TFI, must bring this to the attention of his immediate supervisor who must in turn seek authorization from TFI’s Legal Department.

5. Company Assets

Every employee has an obligation to safeguard TFI’s assets, including exercising care in the acquisition, sale or use of company equipment and vehicles, as well as using company time for company business rather than for personal purposes. As well, any waste, misuse, destruction or theft of TFI property or any improper or illegal activity must be brought to the attention of management.

6. Dealing with Public or Government Officials

TFI’s funds, products or services must not be used to induce any public or government official, in any country, to do or omit any action in violation of his lawful duty.

7. Employment and Compensation

TFI is committed to maintain a challenging working environment in which ability and performance are recognized, as well as promoting opportunities for employee advancement and implementing an organizational structure consistent with responsibility and accountability.

TFI’s employment practices are to be conducted in accordance with its Equitable Employment Practices Policy.

8. Public Relations

TFI encourages employees to participate in the social and political life of their community. When employees chooses to do so (via donations, contributions or sponsorships) they must do so on their own behalf, and not as representatives of TFI.

9. Records and Reporting

TFI has established and maintains high standards of accuracy and completeness in its records. These records serve as the basis for managing TFI’s business, for measuring and fulfilling TFI’s obligations to shareholders, employees, suppliers and others, and complying with tax, financial, and other reporting requirements. TFI’s records are subject to internal and external audits.

In preparation and maintenance of records, all employees must:

•	Record and report information accurately and honestly.
•	Comply with TFI’s accounting standards and practices, rules, regulations and controls, and with those of relevant authorities in Canada.
•	Ensure that all entries are promptly and accurately recorded and properly documented. No entry may intentionally distort or disguise the true nature of any transaction.
•	Never establish any undisclosed or unrecorded funds or assets for any purpose.
•

Maintain books and records that will fairly and accurately reflect TFI’s business transactions. No transaction with a supplier, agent, customer or other third party may be structured or recorded in a way that is not consistent with accepted TFI business practices.

•	Sign only those documents believed to be accurate and truthful.
•

Devise, implement and maintain sufficient internal controls to provide assurance that record-keeping objectives are met. Financial records should be maintained in accordance with the requirements of law and generally accepted accounting principles.

•	Be vigilant in preventing fraud and dishonesty, and report immediately to the Chief Financial Officer, any evidence of wrongdoing so an investigation may be initiated.

If an employee discovers information which he/she believes shows serious financial malpractice, fraud or wrongdoing within the organization, he/she should then disclose this information internally without fear of dismissal or reprisal according to TFI’s Whistle Blower Policy.

10. Information Technologies and the Internet

The security of the information technology systems is crucial to the continued success and competitiveness of TFI. Access to the information technology resources is restricted and individuals who are granted access have an obligation to keep their passwords confidential and limit the use of the information systems to authorized business purposes. Internet use must be limited to business purposes. For more information, refer to TFI’s Information Technology and Internet Policy.

11. Protection of the Environment

TFI is committed to conducting its business in a manner that protects the environment.

12. Occupational Health, Safety and Compliance

TFI is committed to ensuring safe working conditions, equipment and work sites for its employees and promoting their involvement in preventing occupational injuries in keeping with all legislation and its Occupational Health, Safety and Compliance Policies.

13. Loyalty undertakings

Unless otherwise stipulated in an employment offer or an employment agreement, every Employees of TFI shall have the obligation to complying with the following rules of loyalty. Employees shall not, at any time during his/her employment with TFI and for a period of twelve (12) months (unless agreed otherwise with TFI) following his/her departure therewith, either directly or indirectly, without the prior written consent of TFI:

a)

solicit, or attempt to solicit any customer away from TFI, in connection with a business that, directly or indirectly, competes with any of TFI’s business units within the province or State where the leaving employee was based;

b)

solicit or attempt to solicit either the employment of another employee of TFI or endeavour to entice another employee away from TFI or interfere in any way with the employment relationship between such employee and TFI within the province or State where the leaving employee was based;

All employees shall also comply with all the terms and conditions of the Disclosure Policy rules in respect to communication.